SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a) UNDER THE SECURITIES
EXCHANGE ACT OF 1934
(Amendment No. ___)

INTERLEUKIN GENETICS, INC.
(Name of Issuer)

Common Stock $.001 Par Value
(Title of Class of Securities)

458738101
(CUSIP Number)

Warner Norcross & Judd LLP 900 Fifth Third Center 111 Lyon Street, N.W. Grand Rapids, Michigan 49503-2487 Attention: Gordon R. Lewis and Michael P. Lunt Telephone (616) 752-2000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

March 5, 2003
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☒

(Continued on the following pages)

(Page 1 of 12 Pages)

_______________________

          The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP NO. 458738101	SCHEDULE 13D	Page 2 of 12

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Pyxis Innovations Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

32,233,494
	8	SHARED VOTING POWER

0
	9	SOLE DISPOSITIVE POWER

32,233,494
	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

32,233,494
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

58.2%
14	TYPE OF REPORTING PERSON

CO

CUSIP NO. 458738101	SCHEDULE 13D	Page 3 of 12

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Alticor Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Michigan

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

32,233,494
	8	SHARED VOTING POWER

0
	9	SOLE DISPOSITIVE POWER

32,233,494
	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

32,233,494
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

58.2%
14	TYPE OF REPORTING PERSON

HC

CUSIP NO. 458738101	SCHEDULE 13D	Page 4 of 12

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Alticor Holdings Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Michigan

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

32,233,494
	8	SHARED VOTING POWER

0
	9	SOLE DISPOSITIVE POWER

32,233,494
	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

32,233,494
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

58.2%
14	TYPE OF REPORTING PERSON

HC

CUSIP NO. 458738101	SCHEDULE 13D	Page 5 of 12

Item 1.	Security and Issuer

          Name of Issuer:

                              Interleukin Genetics, Inc.

          Title of Class of Equity Securities:

                              Common Stock $.001 Par Value

          Address of Issuer's Principal Executive Office:

                              135 Beaver Street
                              Waltham, MA 02452

Item 2.	Identity and Background

          Pyxis Innovations Inc. ("Pyxis"), a Delaware corporation, is engaged in the principal business of the creation of new products, services and businesses to meet changing customer needs and grow the Alticor Inc. enterprise. Pyxis focuses on the categories of nutrition, wellness and beauty, combined with the marketing power of e-commerce. Pyxis has its principal business and office at 7575 Fulton Street East, Ada, Michigan 49355-0001. It was formed in 2000. Pyxis has not been convicted in a criminal proceeding. Pyxis has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in Pyxis being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          Pyxis is a wholly-owned subsidiary of Alticor Inc. Alticor Inc., a Michigan corporation, is engaged in the principal business, through its affiliates, of offering products, business opportunities, and manufacturing and logistics services in more than 80 countries and territories worldwide. Alticor Inc. has its principal business and office at 7575 Fulton Street East, Ada, Michigan 49355-0001. During the last five years, Alticor Inc. has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, Alticor Inc. has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in Alticor Inc. being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          Alticor Inc. is a wholly-owned subsidiary of Alticor Holdings Inc. Alticor Holdings Inc., a Michigan corporation, is a holding company and has its principal business and office at 7575 Fulton Street East, Ada, Michigan 49355-0001. It was formed in 2002. Alticor Holdings Inc. has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). Alticor Holdings Inc. has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in Alticor Holdings Inc. being subject

CUSIP NO. 458738101	SCHEDULE 13D	Page 6 of 12

to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Alticor Holdings Inc. is owned by certain individuals in corporations, trusts, foundations and other entities established by or for the benefit of Richard M. DeVos and Jay Van Andel, the founders of Amway Corporation, and their families.

          All directors and officers of Pyxis, Alticor Inc. and Alticor Holdings Inc. are referred to in this Schedule 13D as the "Directors and Officers." The address for each of the Directors and Officers is 7575 Fulton Street East, Ada, Michigan 49355-0001. During the last five years, none of the Directors and Officers has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in the person being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Each of the Directors and Officers is a citizen of the United States of America.

          Pyxis Directors and Officers: Stephen A. Van Andel, Douglas L. DeVos, Lynn J. Lyall and Michael A. Mohr are the members of the Board of Directors of Pyxis. Stephen A. Van Andel's present occupation is the Chairman of Pyxis, Alticor Inc. and Alticor Holdings Inc. Douglas L. DeVos' present occupation is the President of Pyxis, Alticor Inc. and Alticor Holdings Inc. Lynn J. Lyall's title is Treasurer of Pyxis and he holds the positions of Executive Vice President, Treasurer and Chief Financial Officer of both Alticor Inc. (his employer) and Alticor Holdings Inc. Michael A. Mohr's title is Secretary of Pyxis and he holds the positions of Vice President, Secretary and Chief Legal Officer of Alticor Inc. (his employer) and Alticor Holdings Inc. Bert C. Crandell is an executive officer of Pyxis. Bert Crandell's title is Vice President of Pyxis and he holds the positions of Vice President of Access Business Group LLC, a manufacturing and distribution company and wholly-owned subsidiary of Alticor Inc. located at 7575 Fulton Street East, Ada, Michigan 49355-0001, and Vice President and Chief Marketing Officer with Alticor Inc. (his employer) and Alticor Holdings Inc.

          Alticor Inc. Directors and Officers: Stephen A. Van Andel and Douglas L. DeVos are the members of the Board of Directors of Alticor Inc. Stephen A. Van Andel's present occupation is Chairman of Alticor Inc., Alticor Holdings Inc. and Pyxis. Douglas L. DeVos' present occupation is President of Alticor Inc., Alticor Holdings Inc. and Pyxis. Stephen A. Van Andel, Douglas L. DeVos, Lynn J. Lyall, Michael A. Mohr, Robin Horder-Koop, Bert Crandell and Alvin W. Koop are executive officers of Alticor Inc. Lynn J. Lyall's title is Treasurer of Pyxis and he holds the positions of Executive Vice President, Treasurer and Chief Financial Officer of both Alticor Inc. (his employer) and Alticor Holdings Inc. Michael A. Mohr's title is Secretary of Pyxis and he holds the positions of Vice President, Secretary and Chief Legal Officer of Alticor Inc. (his employer) and Alticor Holdings Inc. Robin Horder-Koop's titles are Vice President and Chief Human Resources Officer of Alticor Inc. and Alticor Holdings Inc. and she holds the position of Vice President - Human Resources with her employer, Alticor Inc. Bert Crandell's title is Vice President of Pyxis and he holds the positions of Vice President of Access Business Group LLC, a manufacturing and distribution company and wholly-owned subsidiary of Alticor Inc. located at 7575 Fulton Street East, Ada, Michigan 49355-0001, and Vice President and Chief Marketing Officer with Alticor Inc. (his employer) and Alticor Holdings Inc.

CUSIP NO. 458738101	SCHEDULE 13D	Page 7 of 12

Alvin W. Koop's titles are Executive Vice President and Chief Operating Officer - Access Business Unit and he holds the positions of Executive Vice President and Chief Operating Officer - Supply Chain with his employer, Access Business Group LLC, a manufacturing and distribution company and wholly-owned subsidiary of Alticor Inc. located at 7575 Fulton Street East, Ada, Michigan 49355-0001.

          Alticor Holdings Inc. Directors and Officers: Jay Van Andel, Richard M. DeVos, Stephen A. Van Andel, Douglas L. DeVos, Daniel G. DeVos, Suzanne C. DeVos-VanderWeide, David L. Van Andel, Barbara Van Andel-Gaby, Emmanuel A. Kampouris, James A. McClung and Judson C. Green are the members of the Board of Directors of Alticor Holdings Inc. Jay Van Andel's present occupation is Chairman Emeritus of Alticor Holdings Inc. Richard M. DeVos' present occupation is President Emeritus of Alticor Holdings Inc. Stephen A. Van Andel's present occupation is Chairman of Alticor Inc., Alticor Holdings Inc. and Pyxis. Douglas L. DeVos' present occupation is President of Alticor Inc., Alticor Holdings Inc. and Pyxis. Daniel G. DeVos' present occupation is President and CEO of D.P. Fox, a venture capital company located at 200 Ottawa NW, Suite 500, Grand Rapids, Michigan 49503. Suzanne C. DeVos-VanderWeide is a director of RDV Corporation and the Orlando Magic and is actively involved in community organizations in the Grand Rapids, Michigan and Orlando, Florida areas. David L. Van Andel's present occupation is Chairman and CEO of IdeaSphere, Inc., a company involved in the ideation and development of health and organic products and services. IdeaSphere is located at 3133 Orchard Vista Drive, SE, Grand Rapids, Michigan 49546. Barbara Van Andel-Gaby's present occupation is Chief Executive Officer of Peter Island Resort, which manages a resort in the British Virgin Islands. Peter Island Resort is located at 6470 East Johns Crossing, Suite 490, Mailbox 4149, Duluth, Georgia 30097. Emmanuel A. Kampouris is presently retired. James A. McClung's present occupation is Vice Chairman of Charter Consulting, a management consulting firm focusing on financial services and insurance. Charter Consulting is located at One IBM Plaza, 330 W. Wabash, Suite 3100, Chicago, Illinois 60611. Judson C. Green's present occupation is President and CEO of Navigation Technologies Corporation, a provider of precision digital map information and enabling technology. Navigation Technologies Corporation is located at 222 Merchandise Mart Plaza, Chicago, Illinois 60654. The executive officers of Alticor Holdings Inc. are the same as those listed for Alticor Inc. above.

Item 3.	Source and Amount of Funds or Other Consideration

          The source of Pyxis' funds for the purchase is a capital contribution from Alticor Inc. The purchase price for the securities is $7,000,000. This purchase price may increase to $9,000,000 if the Issuer reaches a certain milestone pursuant to the terms of the Stock Purchase Agreement entered into by and between Pyxis and the Issuer on March 5, 2003, which is attached to this Schedule 13D as an exhibit and is hereby incorporated by reference.

          Except as stated above, none of Alticor Inc., Alticor Holdings Inc., or the Directors and Officers contributed funds or other consideration in connection with the purchase.

CUSIP NO. 458738101	SCHEDULE 13D	Page 8 of 12

Item 4.	Purpose of Transaction

          Introduction: Pyxis has acquired the securities for the purpose of obtaining control of the Issuer in order to develop and enhance Pyxis' and its affiliates' businesses related to nutrigenomics and dermagenomics. This transaction involves a sale of 5,000,000 shares of Series A Preferred Stock to Pyxis by the Issuer in a private placement. These shares are initially convertible into 28,157,683 shares of the Issuer's common stock (the "Common Stock"), reflecting a conversion price of $.2486 per share (or $.3196 per share if the milestone is received and the purchase price is therefore increased by $2,000,000), subject to adjustment as provided in the Certificate of Designations, Preferences and Rights, which is attached to this Schedule 13D as Exhibit 99.3 and is hereby incorporated by reference. Each holder of Series A Preferred Stock is entitled to vote its shares of Series A Preferred Stock on an as-converted basis with the holders of Common Stock as a single class on all matters submitted to a vote of the stockholders, except as provided below, as otherwise required by applicable law or as otherwise required by the Certificate of Designations, Preferences and Rights. This means that each share of Series A Preferred Stock will be entitled to a number of votes equal to the number of shares of Common Stock into which it is convertible on the applicable record date. Pyxis, as the holder of Series A Preferred Stock, also has the right to elect four out of the five Issuer directors; the remaining director is elected by the holders of Common Stock. This transaction also involves the refinancing of certain promissory notes in the original aggregate principal amount of $2,000,000, which notes are convertible into Common Stock as described in (a) of this Item 4 below.

          The following paragraphs discuss the plans and proposals of Pyxis which relate to or result in the matters enumerated in Item 4 of this Schedule 13D as of the date of the filing. No representation is made and no reference should be drawn from omission that such plans and proposals will not change or that new plans or proposals will not be developed in the future.

          (a)          In connection with the transaction, Pyxis refinanced the Issuer's indebtedness to Pyxis. The previously issued promissory notes in the original aggregate principal amount of $2,000,000 were exchanged for convertible promissory notes in the same principal amounts, due December 31, 2007, bearing an interest rate of prime plus one percent, and convertible into shares of Common Stock at any time by Pyxis at a conversion price equal to two times the conversion price of the Series A Preferred Stock in effect at the time of conversion.

In addition, Pyxis has agreed to loan the Issuer (1) on or before July 31, 2003, sufficient funds to payoff the promissory notes in the original aggregate principal amount of $525,000 made by the Issuer in August 2002; and (2) upon the satisfaction of the conditions outlined in Amendment No. 3 to the Note Purchase Agreement, which is attached to this Schedule 13D as Exhibit 99.4 and is hereby incorporated by reference, up to $1,500,000. These loans will be made in the form of promissory notes due five years from the date of issuance, bearing an interest rate of prime plus one percent, and convertible into shares of Common Stock at any time by Pyxis at a conversion price equal to two times the conversion price of the Series A Preferred Stock in effect at the time of conversion.

          (d)          In connection with the transaction, the Issuer agreed to reduce the number of directors on its Board of Directors from six to five and granted Pyxis, as the sole holder of the

CUSIP NO. 458738101	SCHEDULE 13D	Page 9 of 12

shares of Series A Preferred Stock, the right to appoint four out of the five members of the new Board of Directors. Pyxis has elected George D. Calvert, Bert Crandell, Thomas R. Curran, Jr. and Beto Guajardo as directors effective March 21, 2003, a date that is ten days after the date on which the Issuer's Information Statement, filed pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder, was filed with the Securities and Exchange Commission and mailed to all holders of record of the Common Stock.

          (e)          The Series A Preferred Stock accrues dividends at the rate of 8% of the original purchase price per annum, payable only when, as and if declared by the Issuer's Board of Directors and is non-cumulative. If the Issuer declares a distribution, with certain exceptions, payable in securities of other persons, evidences of indebtedness issued by the Issuer or other persons, assets (excluding cash dividends) or options or rights to purchase any such securities or evidences of indebtedness, then, in each such case the holders of the Series A Preferred Stock shall be entitled to a proportionate share of any such distribution as though the holders of the Series A Preferred Stock were the holders of the number of shares of Common Stock into which their respective shares of Series A Preferred Stock are convertible as of the record date fixed for the determination of the holders of Common Stock entitled to receive such distribution.

          In the event of any liquidation, dissolution or winding up of the Issuer, whether voluntary or involuntary, the holders of the Series A Preferred Stock shall be entitled to receive, prior and in preference to any distribution of any of the assets or surplus funds of the Issuer to the holders of the Common Stock by reason of their ownership thereof, the amount of two times the then-effective purchase price per share, as adjusted for any stock dividends, combinations or splits with respect to such shares, plus all declared but unpaid dividends on such share for each share of Series A Preferred Stock then held by them. After receiving this amount, the holders of the Series A Preferred Stock shall participate on an as-converted basis with the holders of Common Stock in any remaining assets of the Issuer.

          (f)          Concurrent with the closing of the transaction, the Issuer entered into a license agreement with Access Business Group International LLC, granting an exclusive license of all of its current and future intellectual property, limited to certain uses within the field of nutrigenomics and dermagenomics. Outside the field of nutrigenomics and dermagenomics, the Issuer granted a right of negotiation for the commercialization of all of its current and future intellectual property into products/services.

          Concurrent with the closing of the transaction, the Issuer also entered into a research agreement with Access Business Group LLC, governing the terms of developing and validating nutrigenomic and dermagenomic tests and products. The resulting intellectual property would be owned by Access Business Group LLC and the Issuer would retain the ownership of its underlying intellectual property and resulting intellectual property relating to nutrigenomic and dermagenomic tests. In addition, the Issuer agreed with Pyxis to establish a "science committee" with equal representation from each party to exchange non-confidential information in anticipation of developing mutually beneficial opportunities.

CUSIP NO. 458738101	SCHEDULE 13D	Page 10 of 12

          (g)          See response above to the introduction and subparagraph (e) of this Item 4. Further reference is made to Exhibits 99.1 and 99.3 of this Schedule 13D, which are hereby incorporated by reference.

          None of Alticor Inc., Alticor Holdings Inc., or the Directors and Officers have independent plans or proposals of the type enumerated in Item 4 of Schedule 13D that differ from those enumerated above for Pyxis.

Item 5.	Interest in Securities of the Issuer

          (a)          Pyxis beneficially owns 32,233,494 shares of the Issuer's stock, which is 58.2% of the outstanding Common Stock. Alticor Inc. and Alticor Holdings Inc. may be deemed to beneficially own the same 32,233,494 shares of the Issuer's stock.

          The number of shares reported in this Item 5(a) includes 28,157,683 shares of Common Stock issuable to Pyxis upon conversion of the 5,000,000 shares of Series A Preferred Stock and 4,075,811 shares of Common Stock issuable to Pyxis upon conversion of the reissued promissory notes described in subparagraph (a) of Item 4 of this Schedule. In determining Pyxis' beneficial ownership percentage above, a division calculation is used wherein 32,233,494 is the numerator and 32,233,494 plus all shares of Common Stock outstanding is the denominator.

          The calculations in this Item 5(a) are based on the Issuer having 23,118,249 shares of Common Stock outstanding as of February 28, 2003. In addition, these calculations assume no outstanding options or other rights to obtain Common Stock have been exercised by their holders except as otherwise indicated by the Issuer. A total of 2,873,652 shares of Common Stock may be obtained upon the exercise of such outstanding rights. All information stated in this paragraph was provided by the Issuer in connection with the transaction reported in this Schedule 13D.

          None of the other persons named in response to Item 2 of this Schedule 13D is the beneficial owner of the Common Stock except to the extent beneficial ownership of shares owned by Pyxis may be attributed to such person.

          (b)          Pyxis holds the sole power to vote and dispose of the securities of Issuer that it holds.

          (c)          See Item 4 of this Schedule 13D.

          (d)          Not applicable.

          (e)          Not applicable.

          The responses to (a) of this Item 5 are "Not Applicable" for the Directors and Officers. The responses to (b) - (c) of this Item 5 are "Not Applicable" for Alticor Inc., Alticor Holdings Inc. and the Directors and Officers.

CUSIP NO. 458738101	SCHEDULE 13D	Page 11 of 12

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

          Pyxis and the Issuer have entered into a Registration Rights Agreement. Under this agreement, the Issuer is obligated to register for resale the Common Stock issuable upon the conversion of the Series A Preferred Stock upon demand by Pyxis at any time following the second anniversary of the closing of the transaction. Upon such demand, the Issuer is obligated to use its reasonable best efforts to have the registration statement registering such securities declared effective within 120 days of filing it with the Securities and Exchange Commission. In addition, the Issuer has agreed to grant Pyxis unlimited "piggyback" registration rights following the second anniversary of the closing of the transaction along with priority for such registration in certain circumstances. Pyxis has agreed that it will not sell or otherwise transfer its Series A Preferred Stock (or shares of Common Stock converted therefrom) to any unrelated third-party until after March 5, 2005. Further reference is made to Item 4 of this Schedule 13D and the documents attached to this Schedule 13D as exhibits, each of which is hereby incorporated by reference.

          The response to this Item 6 for Alticor Inc., Alticor Holdings Inc. and the Directors and Officers is "Not Applicable."

Item 7.	Material to Be Filed as Exhibits

          99.1          Stock Purchase Agreement dated March 5, 2003 between Interleukin Genetics, Inc. and Pyxis Innovations Inc. (hereby incorporated by reference to Exhibit 10.1 to the Issuer's Form 8-K filed on March 5, 2003)
          99.2          Registration Rights Agreement dated March 5, 2003 between Interleukin Genetics, Inc. and Pyxis Innovations Inc. (hereby incorporated by reference to Exhibit 10.8 to the Issuer's Form 8-K filed on March 5, 2003)
          99.3          Certificate of Designations, Preferences and Rights of the Series A Preferred Stock of Interleukin Genetics, Inc. filed with the Delaware Secretary of State (hereby incorporated by reference to Exhibit 3.1 to the Issuer's Form 8-K filed on March 5, 2003)
          99.4          Amendment No. 3 to Note Purchase Agreement dated March 5, 2003 between Interleukin Genetics, Inc. and Pyxis Innovations Inc. (hereby incorporated by reference to Exhibit 10.2 to the Issuer's Form 8-K filed on March 5, 2003)
          99.5          Amendment No. 2 to Security Agreement dated March 5, 2003 between Interleukin Genetics, Inc. and Pyxis Innovations Inc. (hereby incorporated by reference to Exhibit 10.3 to the Issuer's Form 8-K filed on March 5, 2003)
          99.6          Exclusive License Agreement dated March 5, 2003 between Interleukin Genetics, Inc. and Access Business Group International LLC (hereby incorporated by reference to Exhibit 10.7 to the Issuer's Form 8-K filed on March 5, 2003)
          99.7          Research Agreement dated March 5, 2003 between Interleukin Genetics, Inc. and Access Business Group LLC (hereby incorporated by reference to Exhibit 10.6 to the Issuer's Form 8-K filed on March 5, 2003)

CUSIP NO. 458738101	SCHEDULE 13D	Page 12 of 12

          99.8          Letter of Guaranty dated March 5, 2003 from Alticor Inc. (hereby incorporated by reference to Exhibit 10.14 to the Issuer's Form 8-K filed on March 5, 2003)
          99.9          Joint Filing Agreement dated March 14, 2003 between Pyxis Innovations Inc., Alticor Inc. and Alticor Holdings Inc.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 14, 2003	PYXIS INNOVATIONS INC.

By: /s/ Michael A. Mohr
Michael A. Mohr, Secretary

Dated: March 14, 2003	ALTICOR INC.

By: /s/ Michael A. Mohr
Michael A. Mohr, Vice President and Secretary

Dated: March 14, 2003	ALTICOR HOLDINGS INC.

By: /s/ Michael A. Mohr
Michael A. Mohr, Vice President and Secretary